UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

December 21, 2017
(Date of Report (Date of earliest event reported))

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of registrant as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

6340 South 3000 East, Suite 500, Salt Lake City, Utah	84121
(Address of principal executive offices)	(ZIP Code)

(801) 278-0700
(Registrant’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 3. Material Modification to Rights of Securityholders

Second Articles of Amendment and Restatement

On December 21, 2017, the Company filed its Second Articles of Amendment and Restatement (the “Second Articles of Amendment”) with the Maryland Department of Assessments and Taxation which, among other changes, added Article XIV to the Second Articles of Amendment, reproduced below:

ARTICLE XIV
ASSETS UNDER COMMON CONTROL

If the Corporation (or a subsidiary thereof) acquires any asset from an Affiliated Entity, the purchase price for such asset shall be based on a third party appraisal, a third party broker opinion of value, or a third party fairness opinion or, in the case of an asset that was purchased with the intention of transferring the asset to the Corporation (or a subsidiary thereof), at cost, which may include any acquisition and warehousing expenses, such as interest or other expenses incurred in the acquisition and warehousing of such asset, and the assumption of any debt related to the asset, including accrued interest. Any loans to the Corporation from an Affiliated Entity shall have an interest rate that will not exceed the greater of the 10-year Treasury rate plus 600 basis points and 9%, which rate may be increased to market rates if the Board of Directors determines that market interest rates have increased above such rates. For purposes of this Article XIV, an Affiliated Entity shall mean (i) any Person directly or indirectly controlling, controlled by or under common control with another Person, (ii) any officer, director or partner of such other Person and (iii) if such other Person is an officer, director or partner, any company for which such Person acts in any capacity.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Gregg Christensen
Name:	Gregg Christensen
Title:	Executive Vice President, Secretary & General Counsel

Date:   December 28, 2017

 EXHIBITS

Exhibit 2.1	Second Articles of Amendment and Restatement